UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934





                                  SURREY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   86888L 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               JOHN VAN DER HAGEN
                                  SURREY, INC.
                              13110 TRAILS END ROAD
                              LEANDER, TEXAS 78641
                                 (512) 267-7172
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box. [X]

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Cover page continued on next page)

                                 - Page 1 of 4 -

                                  SCHEDULE 13D

------------------------------  -----------------------------------------------------------------------------
CUSIP NO.    86888L  10  9          PAGE       2       OF       4       PAGES
                                          -----------      -----------
------------------------------  -----------------------------------------------------------------------------

---- --------------------------------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

           John B. van der Hagen and Mary A. van der Hagen, joint tenants
---- --------------------------------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                  (b) [ ]
---- --------------------------------------------------------------------------------------------------------
 3   SEC USE ONLY

---- --------------------------------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

          N/A  (See item 3)
---- --------------------------------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]

---- --------------------------------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
---- --------------------------------------------------------------------------------------------------------

           NUMBER OF                            SOLE VOTING POWER

            SHARES                  7                  900,227
                                   ------------ --------------------------------------------------------------

         BENEFICIALLY                           SHARED VOTING POWER

           OWNED BY                 8                  -0-
                                   ------------ --------------------------------------------------------------

             EACH                               SOLE DISPOSITIVE POWER

           REPORTING                9                  900,227
                                   ------------ --------------------------------------------------------------

            PERSON                              SHARED DISPOSITIVE POWER

             WITH                  10                  -0-
---------------------------------- ------------ --------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   900,227
-------------- -----------------------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                  [ ]

-------------- -----------------------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   36.2%
-------------- -----------------------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

                   IN
-------------- -----------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 - Page 2 of 4 -

ITEM 1.          SECURITY AND ISSUER.

                 This statement relates to Common Stock, no par value, of Surrey, Inc. ("Issuer"), a Texas corporation, having its principal executive offices at 13110 Trails End Road, Leander, Texas 78641.


ITEM 2.          IDENTITY AND BACKGROUND.


                 2(a)        John B. van der Hagen and Mary A. van der Hagen,
                             joint tenants
                 2(b)        13110 Trails End Road, Leander, Texas 78641
                 2(c)        Chief Executive Officer and Secretary,
                             respectively, of Surrey, Inc.
                 2(d)        N/A
                 2(e)        N/A
                 2(f)        United States of America


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Mr. John van der Hagen acquired shares of the Issuer at its inception using personal funds. Mrs. Mary van der Hagen became a joint tenant for no additional contribution.


ITEM 4.          PURPOSE OF TRANSACTION.

                 Mr. and Mrs. van der Hagen hold the shares in the Issuer for investment purposes. Both Mr. and Mrs. van der Hagen intend to continue holding such shares for investment purposes only as passive investors.


ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 Mr. and Mrs. van der Hagen own a total of 884,727 shares of common stock of the Issuer, redeemable common stock purchase warrants to purchase 1,000 shares of the Issuer and currently exercisable options to purchase 14,500 shares of common stock of the Issuer or 36.2% of the total outstanding shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 N/A

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

                 N/A


                                 - Page 3 of 4 -

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 1999
       ----------------


                                  /s/ John B. van der Hagen
                                  ----------------------------------------------
                                                    Signature



                                  John B. van der Hagen, Chief Executive Officer
                                  ----------------------------------------------
                                                   Name/Title




                                  /s/ Mary van der Hagen
                                  ----------------------------------------------
                                                    Signature



                                         Mary van der Hagen, Secretary
                                  ----------------------------------------------
                                                   Name/Title




                                 - Page 4 of 4 -